Exhibit 1

Media Relations	Investor Relations
Chito Maniago	Pierre Co
+632 849 3600	+632 849 3600
chito.maniago@cemex.com	pierre.co@cemex.com

CHP SALES GROWS 4% DURING THE FIRST SIX MONTHS OF 2019

•	Sales increased by 4% year-over-year during the first half of the year, amounting to PHP 12.4 billion.

MANILA, PHILIPPINES. JULY 26, 2019 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that sales increased by 4% during the first six months of 2019, to PHP 12.4 billion, versus the comparable period in 2018. Sales increased by 2% year-over-year in the second quarter, reaching PHP 6.1 billion.

Domestic cement volumes for the second quarter was 2% lower year-over-year, and 3% lower than the previous quarter. The result reflects a slowdown in construction related to the delayed approval of the national budget and restrictions on building activity surrounding the mid-term elections. Volumes were also affected by Holy Week and election holidays. Adjusting for this impact, average daily sales volumes increased by 3% year-over-year during the quarter.

The company remains positive on industry outlook, as it expects cement demand to increase by 8-12% for the rest of 2019. CHP expects its domestic cement volumes to grow in line with demand for the same period.

Cost of sales during the first six months of 2019 increased by 6% year-over-year, slightly above the growth in sales during the first half. As a percentage of sales, cost of sales was at 59%.

Operating expenses, as a percentage of sales, were lower by 4 percentage points year-over-year during the first half, with the reduction coming from the distribution side. For full year 2019, the company is targeting to lower distribution expenses, as a percentage of sales, by 1 to 2 percentage points.

CHP posted an operating EBITDA of PHP 2.37 billion during the first six months of the year.

Ignacio Mijares, CHP President and CEO, said: “During the first six months of 2019, we faced challenging operational and market circumstances. Nevertheless, we concentrated our efforts on the variables within our control, and we are proud of the progress we have achieved during the first half of 2019. We believe that this moderation in construction activity is temporary as solid macroeconomic fundamentals and the government’s drive to build infrastructure will support growth in the second half of the year.”

Regarding the company’s plans to raise equity capital, CHP’s management continues to believe that an increase in the authorized capital stock, followed by a potential equity raising transaction, is the best option for CHP to improve its capital structure, provide balance sheet flexibility, and fund the ongoing Solid Cement Plant expansion.

“As private and public construction activity is expected to pick up, I look forward to the second half of the year as we continue to focus on delivering on our commitments and providing value for all our stakeholders,” Mr. Mijares added.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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